 Filed Pursuant to Rule 424(b)(5)

 Registration No. 333-269494

PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 8, 2023 and

Prospectus Supplement dated September 13, 2024)

Up to $1,767,913

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated February 8, 2023 (the “Prospectus”), filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-269494), as previously supplemented by our prospectus supplement, dated September 13, 2024 (the “Prior Supplement” and together with the Prospectus, the “Prior Prospectus”), relating to the offer and sale from time to time of shares of our common stock, par value $0.0001 per share, pursuant to that Equity Distribution Agreement, dated September 13, 2024 (the “Equity Distribution Agreement”), we entered into with Maxim Group LLC (“Maxim”). This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

To date, we have sold 193,161 shares of our common stock for aggregate gross sale proceeds of approximately $1,242,558 in accordance with the Equity Distribution Agreement under the Prior Prospectus.

We are filing this prospectus supplement to supplement and amend, as of April 14, 2025, the Prior Prospectus to update the maximum aggregate gross sales price of shares of our common stock that may be offered, issued and sold under the Equity Distribution Agreement. Accordingly, we may offer and sell shares of our common stock having a maximum aggregate gross sales price of up to $1,767,913 from time to time to or through Maxim pursuant to the Equity Distribution Agreement, which amount is in addition to the gross sale proceeds of approximately $1,242,558 previously sold in accordance with the Equity Distribution Agreement under the Prior Prospectus.

Our common stock is listed on the Nasdaq Capital Market under the trading symbol “TIVC.” On April 11, 2025, the closing price of our common stock, as reported on the Nasdaq Capital Market, was $4.37 per share.

As of the date of this prospectus supplement, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $9,031,416 based on 704,869 shares of common stock held by non-affiliates and a price of $12.81 per share, the closing price of our common stock on February 13, 2025, which is the highest closing price of our common stock on the Nasdaq Capital Market within the prior 60 days of this prospectus supplement. During the 12 calendar months prior to and including the date of this prospectus supplement (excluding this offering), we have sold $1,242,558 of securities pursuant to General Instruction I.B.6 of Registration Statement on Form S-3. In no event will we sell securities pursuant to a Registration Statement on Form S-3 in a public primary offering with value exceeding more than one-third of our public float in any 12-month calendar period so long as our public float remains below $75 million and General Instruction I.B.6 of Registration Statement on Form S-3 continues to apply to us.

On March 7, 2025, we effected a 1-for-17 reverse stock split of our outstanding shares of common stock. Prior to that, on August 23, 2023, we effected a 1-for-100 reverse stock split of our outstanding shares of common stock. Except as otherwise indicated, all share and per share information in this prospectus supplement gives effect to such reverse stock split. However, common stock share and per share amounts in the Prior Supplement and the accompanying Prospectus and certain of the documents incorporated by reference herein dated prior to March 7, 2025 and August 23, 2023, respectively, have not been adjusted to give effect to the reverse stock splits.

Investing in our securities involves a high degree of risk. Before buying any of our securities, you should carefully consider the risk factors described in “Risk Factors” on page S-9 of the Prior Supplement, and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus supplement, the Prior Supplement and the accompanying Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, the Prior Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

MAXIM GROUP LLC

The date of this prospectus supplement is April 14, 2025.